Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

This Management Information Circular accompanies the Notice of Annual Meeting of the holders of Common Shares of Algoma Steel Inc. (the "Corporation" or "Algoma") to be held on May 20, 2004 at 10:00 a.m. at the Water Tower Inn, 360 Great Northern Road, Sault Ste. Marie, Ontario and is furnished in connection with the solicitation by the management of the Corporation of proxies for use at the Meeting. The solicitation will be primarily by mail, but proxies may also be solicited by regular employees of the Corporation. The cost of such solicitation will be borne by the Corporation.

Appointment of Proxyholders

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder of the Corporation, other than the persons designated in the enclosed form of proxy, to attend and act on behalf of the shareholder at the Meeting. To exercise this right, a shareholder may either insert such other person's name in the blank space provided on the enclosed form of proxy or complete another appropriate form of proxy.

To be valid, a proxy must be signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney. The proxy, to be acted upon, must be deposited with the Corporation, c/o its agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, by 5:00 p.m. (Toronto time) on the last business day prior to the date on which the Meeting or any adjournment thereof is held.

Non-Registered Holders

Only registered holders of common shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, common shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans;

or
(b)	in the name of a depository (such as The Canadian Depository for Securities Limited or “CDS”).

In accordance with Canadian securities law, the Corporation has distributed copies of the notice of meeting, this management information circular and the form of proxy (collectively, the “meeting materials”) to CDS and intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company to forward the meeting materials to Non-Registered Holders.

Non-Registered Holders who have declined to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A.
Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy, giving the right to attend and vote, will be forwarded to the Non-Registered Holder.

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or

B.
Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If the Non-Registered Holder does not wish to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with the Corporation, c/o its agent, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, as described above. If a Non-Registered Holder wishes to attend and vote at the meeting in person (or have another person attend and vote on the Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.

Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Voting by Proxy

Shares represented by properly executed proxies in the enclosed form will be voted for or withheld from voting in accordance with the instructions of the shareholder on the proxy on any ballot that may be called for. In the absence of any instructions on the proxy, such shares will be voted:

(a)	for the election as directors of the Corporation of the persons listed as nominees for directors;

(b)	for the appointment of Ernst & Young LLP as auditors of the Corporation and authorizing the directors to fix their remuneration.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matter which may properly come before the Meeting.

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing, including another proxy, executed by the shareholder or by the shareholder's attorney authorized in writing and deposited at the registered office of the Corporation, 105 West Street, Sault Ste. Marie, Ontario P6A 7B4, prior to the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting at any time before it is exercised in any particular matter or in any other manner permitted by law, including attending the Meeting in person.

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Voting Shares and Principal Holders

37,830,351 Common Shares of the Corporation are outstanding. Each holder of a Common Share is entitled to one vote for each share registered in the shareholder's name on the list of shareholders prepared as of April 8, 2004 with respect to all matters to be voted on at the Meeting. However, in the event of any transfer of shares by any such shareholder after such date, the transferee is entitled to vote those shares if the transferee produces properly endorsed share certificates, or otherwise establishes that it owns the shares, and requests the Secretary of the Corporation to include the transferee's name in the shareholders' list not later than ten days before the Meeting.

To the knowledge of the directors and officers of the Corporation, the only person or company who beneficially owns, directly or indirectly, or exercises control or direction over, securities of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding voting securities, is Goodman and Company Investment Counsel Ltd. who owns directly or indirectly 4,340,630 common shares representing approximately 11% of the outstanding and to be issued Common Shares of the Corporation.

Election of Directors

The Board of Directors of the Corporation is comprised of ten directors. Directors are elected to serve until the next Annual Meeting of Shareholders.

The nominees for election as directors are Messrs. Steven Bowsher, Benjamin Duster, Brad James, John Kallio, Patrick Lavelle, James Lawson, Charles Masson, Murray Nott, Francis Petro and Denis Turcotte.

Under its collective agreements with the United Steelworkers of America (USWA), three of the Corporation’s directors are to be nominated by the USWA. Messrs. James, Kallio and Nott are the USWA nominees.

If any of the nominees is not available to act as a director, a substitute may be nominated. The following information concerning the respective nominees has been provided by them.

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			Common
Name and			Shares
Municipality		Director	Owned or
of Residence	Principal Occupation	Since	Controlled

Nominees

Steven Bowsher (3) (5) Prospect Heights, Illinois	Consultant, ClearCut Advisors, 2002–present; President and CEO, Indesco International, 2001-2002; Executive Vice President Commercial, Ispat Inland Steel Company, 1998-2000.	May 22, 2003	5,438

Benjamin Duster (5) Atlanta, Georgia	Chairman of the Board of the Corporation; Head of Financial Restructuring, Masson and Company, LLC, 2001-present; Managing Director, Mergers & Acquisitions, Wachovia Securities, 1997-2001.	January 29, 2002	30,099

Brad James Toronto, Ontario	Strategic Campaigns Coordinator, United Steelworkers of America, District 6, 2002-present; Organizing Coordinator, United Steelworkers of America, District 6, 1991-2002.

John Kallio (2) (5) Sault Ste. Marie, Ontario	Union Department Steering Committee Co-Chair – Plate & Strip, 2002-present; Loader – Plate & Strip Finishing, 1999-2002; and Union Co-Chair – Tubular Business Unit, 1994-1999 – all positions at the Corporation.	October 29, 1996	10,178

Patrick Lavelle (1) (2) (4) Toronto, Ontario	Corporate Director; and Chairman and CEO, Patrick J. Lavelle and Associates, a strategic management consulting firm.	January 29, 2002	6,878

James Lawson (3) (4) Oakville, Ontario	Partner, Torys LLP, 2001-present; Senior Vice President – Corporate Development and General Counsel, XO Communications Canada Inc., 2000-2001; and Partner, Davies Ward & Beck, 1989-2000.	January 29, 2002	13,378

Charles Masson(1) (4) (5) New York, New York	Partner, Masson and Company, LLC, 1998–present.	February 28, 2002	13,378

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Common
Name and			Shares
Municipality		Director	Owned or
of Residence	Principal Occupation	Since	Controlled

Nominees (Cont’d)

Murray Nott (1) (4) Sault Ste. Marie, Ontario	Metallurgical Specialist - Quality Engineering, Algoma Steel Inc.	June 1, 1992	14,643

Francis Petro (2) (3) (5) Kokomo, Indiana	President and CEO of Haynes International Inc., 1999-present; President, Inco Alloys International, 1994-1999.	May 22, 2003	4,438

Denis Turcotte Sault Ste. Marie, Ontario	President and CEO of the Corporation, Sept., 2002-present; President – Paper Group/Executive Vice President Corporate Development and Strategy, Tembec Inc., 1999-2002; President and CEO, Spruce Falls, 1997-1999.	October 4, 2002	88,010

Notes:
(1)    Member of the Audit Committee
(2)    Member of the Health, Safety and Environment Committee
(3)    Member of the Human Resources and Compensation Committee
(4)    Member of the Corporate Governance Committee
(5)    Member of the Strategic Planning Committee

Algoma does not have an Executive Committee.

Compensation of Directors

The compensation paid to each director of the Corporation is $15,000 per annum plus $1,000 for each meeting of the board attended. Directors who are on committees of the board are paid $3,000 per annum as chairman, $1,000 per annum as a member and $1,000 for each meeting of a committee attended.

In lieu of the compensation paid to directors noted above, Mr. Duster, as Chairman of the Board, is paid an annual fee of $90,000.

In addition, Outside Directors, including the Chairman of the Board, participate in the Outside Directors Share Award Plan (the “Share Award Plan”) under which each Outside Director is eligible to receive a monthly grant of Common Shares with a market value of up to $10,000 per month. Effective February 1, 2002, the size of the grants was established at $4,500 per month for the Chairman and $2,000 per month for all other Outside Directors. The size of the grants may be adjusted from time to time by the Human Resources and Compensation Committee within the limits imposed by the Share Award Plan. The terms of the Share Award Plan provide that 50% of each issuance of Common Shares must be held for a minimum of four months and the remaining 50% for a minimum of twelve months. Outside Directors are directors who are not full-time officers of the Corporation.

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The Board of Directors may reserve Common Shares for issuance under the Share Award Plan provided that the maximum number of Common Shares that may be issued, pursuant to the terms of the Share Award Plan, shall not exceed 500,000 Common Shares. The Share Award Plan is administered by the Board of Directors with the assistance of the Human Resources and Compensation Committee. Amendments to the Share Award Plan may be made by the Board of Directors without shareholder approval, subject to regulatory requirements and provided that the limit on the maximum number of Common Shares described above cannot be exceeded.

A review of the Corporation’s program for directors’ compensation is underway. The Corporation intends to make the changes to directors’ compensation which the review determines are appropriate. The review will consider: directors’ compensation at comparable corporations; the duties, obligations and risks associated with being a director of a public corporation generally and of Algoma specifically; and the need to retain and attract qualified directors.

Directors’ and Officers’ Liability Insurance

The Corporation provides directors’ and officers’ liability coverage with a policy limit of $55,000,000 per occurrence with a $55,000,000 annual aggregate. The policy provides coverage for all past, present and future directors and officers of the Corporation. There is no deductible applicable for individual directors and officers named as defendants in any one action. Corporate reimbursement coverage is subject to a $1,000,000 deductible for each claim. Under this coverage, the Corporation is reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers subject, to the applicable deductible. Individual directors and officers are reimbursed for losses during the performance of their duties for which they are not indemnified by the Corporation. Protection is provided for the directors and officers for wrongful acts that include acts, errors or omissions done or committed during the course of the performance of their duties. The policy excludes coverage for illegal acts, acts of dishonesty and those acts which result in personal gain. In the latest financial year ended December 31, 2003, the total premium of $390,000 for directors’ and officers’ liability coverage was paid by the Corporation. The premiums for the policies are not allocated between directors and officers as separate groups.

Appointment of Auditors

As indicated above, the persons named in the form of proxy enclosed with the Notice of Meeting intend to vote for the appointment of Ernst & Young LLP, Chartered Accountants, Toronto as auditors of the Corporation and authorize the directors to fix their remuneration.

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Executive Compensation Matters

Report on Executive Compensation by the Human Resources and Compensation Committee

The Human Resources and Compensation Committee currently consists of three directors: Steven Bowsher (Chair), James Lawson and Francis Petro, all of whom were members of the Committee at December 31, 2003. The Committee oversees all aspects of succession planning, career development and compensation for management employees of the Corporation. The Committee, as part of its responsibilities, considers and recommends approval to the Board of a total compensation package for its executive officers, including an annual cash salary, as well as short and long-term incentives.

The underlying philosophy of the Corporation’s executive compensation policy is to attract and retain talented senior management, reward management performance, and reinforce business strategies and corporate priorities. This philosophy recognizes the fundamental value added by a motivated and committed management team. The recruitment and retention of senior management who are performance-oriented are fundamental to achieving the Corporation’s objectives.

For the purposes of assisting the Committee, the Corporation utilizes the services of external compensation consultants from time to time. These consultants advise on the Corporation’s compensation policies and provide comparator compensation data as required by the Committee.

The Corporation has developed an ongoing compensation approach comprised of two primary components: salary and annual incentives. In addition, there is a program of pensions and benefits. The Corporation’s policy is for the salaries of its executive officers to reflect 90% of the median salaries of a comparator group with overall compensation targeted at 100% of the median when annual objectives are met. Companies are selected for the comparator group, with the advice of the Corporation’s external compensation consultants, based on similarities to the Corporation in areas such as size, activity (industrial manufacturing) and location. The Corporation’s executive compensation levels are reviewed with the external compensation consultants on a regular basis.

The compensation package for each executive includes participation in the Restricted Share Unit Plan (the “RSU Plan”) and the Share Option Plan (the “Option Plan”). Both these Plans are discussed in more detail later in this Circular. These Plans are closely aligned with the Corporation’s performance and with the interests of the Corporation’s shareholders. The Plans are designed to reward positive corporate performance and the individual contributions of executive officers to the business results of the Corporation on a year-by-year basis. Executive officers are eligible for an annual bonus of cash, RSUs and Options totalling up to 60 percent of base salary under the Plans.

The design of the RSU and Option Plans is set as a long-term incentive for the executive officers. They are designed to induce share ownership and focus efforts of the management team on improving shareholder value and the Corporation’s long-term financial strength. The Option Plan provides incentive to the executive officers to continue employment with the Corporation by providing the executive officers with the opportunities to acquire an increased financial investment in the Corporation as the stock options vest. Options and RSUs granted to the executive officers are granted by the Board of Directors based on recommendations made by the Human Resources and Compensation Committee. The number of Options and RSUs granted to an executive officer in any year is related to both corporate and individual performance.

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The components of total compensation received by the Chief Executive Officer are similar to those received by other executive officers. In connection with setting the compensation level for the Chief Executive Officer, the Human Resources and Compensation Committee undertakes an annual review of the performance of the Chief Executive Officer, taking into account information from the Board of Directors. Special emphasis is placed by the Committee on the performance of the Chief Executive Officer with respect to leadership and strategic issues, including strategic planning. The manner in which such compensation is reviewed and evaluated by the Committee, including referencing the same comparator group, is common for all executive officers, including the Chief Executive Officer. The Chief Executive Officer is eligible for an annual bonus of up to 92 percent of base salary, based on the Plans, overall corporate performance and the successful achievement of objectives and responsibilities as established by the Board.

Submitted on behalf of the Human Resources and Compensation Committee:
   Steven Bowsher, Chair
   James Lawson
   Francis Petro

Compensation Plans

Restricted Share Unit Plan

Under the Restricted Share Unit Plan (the “RSU Plan”), the Corporation, at its option, may award restricted share units to senior management and directors of the Corporation. The RSU Plan operates in conjunction with the Corporation’s short-term incentive plan. The short-term incentive plan provides an opportunity for participants to earn an annual cash award based on the achievement of individual and corporate objectives in a year. Performance is measured by comparing actual results against targets established at the beginning of the year. In each year, a minimum of 25% of each participant’s short-term incentive award must be received in the form of restricted share units and participants may elect to receive restricted share units for up to 50% of any short-term incentive award. The number of restricted share units to be granted is determined by dividing the amount of the incentive award to be received as restricted share units by the fair market value of the Corporation’s Common Shares at the time of the grant (equal to the average closing price of Common Shares for the five trading days preceding the date of the grant). Three years from the end of the year in which the restricted share units were granted, each participant would be issued from Treasury one Common Share for each restricted share unit.

1,000,000 Common Shares are reserved for issuance under the RSU Plan. The RSU Plan is administered by the Board of Directors with the assistance of the Human Resources and Compensation Committee. Amendments to the RSU Plan may be made by the Board of Directors without shareholder approval, subject to regulatory requirements, and provided that the number of Common Shares reserved for issuance cannot be increased except with shareholder approval.

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Share Option Plan

Under the Share Option Plan (the “Option Plan”), the Corporation, at is option, may award options to senior management and directors of the Corporation. All senior management and directors of the Corporation who participate in the RSU Plan are eligible to be granted options under the Option Plan. The number of options to be issued is based on the number of restricted share units purchased by the participants in ratios determined by the Board of Directors which may vary based on the participant’s position in the Corporation. The Human Resources and Compensation Committee determines the exercise price and option term at the time of the grant and any other restrictions on the option. The exercise price of an option is not less than the fair market value of a Common Share at the time of the grant (equal to the weighted average closing price of Common Shares for the five trading days preceding the date of the grant) and the options are for a term not exceeding ten years.

Options vest over three years with one-third of the options vesting on each of the first, second and third anniversaries of the date of the grant. Options become exercisable by a holder on the third anniversary of the date of the grant. The Human Resources and Compensation Committee can provide different exercise rights at the time of the grant. Options may also be granted with a share appreciation right which, at exercise, would, if approved by the Corporation at the time of exercise, allow the participant to receive a cash payment equal to the in-the-money amount of the option.

2,000,000 Common Shares are reserved for issuance under the Option Plan. The Option Plan is administered by the Board of Directors with the assistance of the Human Resources and Compensation Committee. Amendments to the Option Plan may be made by the Board of Directors without shareholder approval, subject to regulatory requirements, and provided that the number of Common Shares reserved for issuance cannot be increased except with shareholder approval.

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Summary Compensation Table

The following table provides a summary of compensation paid since January 1, 2001 for the Chief Executive Officer and the four most highly compensated other policy-making executive officers (the “Named Executive Officers”).

		Annual			Long-Term Compensation
		Compensation			Awards

				Other
Name and				Annual	No. of Securities
Principal		Salary	Bonus	Compensation	Under Options	Restricted
Position	Year	$	$	$	Granted	Share Units

Denis Turcotte(2)	2003	432,004	30,000(1)	12,000(6)	233,477	-
President & Chief Executive Officer	2002	91,071(1)	-	103,524(1) (6)	-	-

Glen Manchester	2003	235,874	-	-	6,500	6,500
Vice President –	2002	221,567	34,863(3)	14,846(4) (5)	-	-
Finance and Chief Financial Officer	2001	234,304	16,140(3)	66,000(4)	-	-

Armando Plastino	2003	223,362		-	7,800	7,800
Vice President –	2002	187,454		2,846(5)	-	-
Operations	2001	178,846		-	-	-

Paul Finley	2003	217,374	-	-	6,500	6,500
Vice President – Business Development and	2002	206,800	33,162(3)	14,846(4) (5)	-	-
Corporate Secretary	2001	233,383	15,352(3)	66,000(4)	-	-

Steve Boniferro	2003	204,539		-	6,500	6,500
Vice President -	2002	194,589		2,846(5)	-	-
Human Resources	2001	221,124		-	-	-

(1)    See “Employment Contracts” for explanation.
(2)    Denis Turcotte was appointed President and C.E.O. effective September 16, 2002.
(3)    1998 grant of deferred compensation under plan no longer in effect.
(4)    Special Allowance paid to Executives dedicated to the restructuring.
(5)    All employees received 1,265 Common Shares on restructuring.
(6)    Automobile allowance.

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The following three tables illustrate activity under the Option Plan and RSU Plan by the Named Executives during the year ended December 31, 2003. Options and Restricted Share Units are granted under the Option Plan and RSU Plan respectively by the Board based on recommendations made by the Human Resources and Compensation Committee.

Option Grants During Financial Year Ended December 31, 2003

		% Total		Market Value
	No. Of	Options	Exercise	Of Securities
	Securities	Granted To	Or	Underlying Options On
	Under Options	Employees In	Base Price	The Date Of Grant	Expiration
Name	Granted	Fiscal 2003	($/Security)	($/Security)	Date

Denis Turcotte	233,477	89.54	1.80	1.80	June 30/13
Glen Manchester	6,500	2.49	1.67	1.67	June 30/13
Paul Finley	6,500	2.49	1.67	1.67	June 30/13
Steve Boniferro	6,500	2.49	1.67	1.67	June 30/13
Armando Plastino	7,800	2.99	1.67	1.67	June 30/13

Restricted Share Unit (RSU) Grants During Financial Year Ended December 31, 2003

		% Total		Market Value
	No. Of	RSUs	Exercise	Of Securities
	Securities	Granted To	Or	Underlying RSUs On
	Under RSUs	Employees In	Base Price	The Date Of Grant	Expiration
Name	Granted	Fiscal 2003	($/Security)	($/Security)	Date

Denis Turcotte	-	-	-	-	N/A
Glen Manchester	6,500	23.81	1.67	1.67	N/A
Paul Finley	6,500	23.81	1.67	1.67	N/A
Steve Boniferro	6,500	23.81	1.67	1.67	N/A
Armando Plastino	7,800	28.57	1.67	1.67	N/A

Aggregate Options Exercised During Year Ended December 31, 2003 and Year-End Values

	No. Of		No. Of Unexercised			$ Value of Unexercised
	Securities	Aggregate	Options At			In-The-Money Options
	Acquired On	$ Value	December 31, 2003			At December 31, 2003
Name	Exercise	Realized	Exercisable/Unexercisable			Exercisable/Unexercisable(1)

Denis Turcotte	-	-	123,112	/	110,365	646,338	/	579,416
Glen Manchester	-	-	-	/	6,500	-	/	34,970
Paul Finley	-	-	-	/	6,500	-	/	34,970
Steve Boniferro	-	-	-	/	6,500	-	/	34,970
Armando Plastino	-	-	-	/	7,800	-	/	41,964

(1)	The value of the unexercised options is based on the closing price of the Corporation’s Common Shares on the Toronto Sock Exchange on December 31, 2003, of $7.05.

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Pension Plan

The Named Executive Officers participate in the Corporation's pension plan for salaried employees (the "Pension Plan").

The Pension Plan is non-contributory and provides annual benefits equal to the sum of 1.35% of a member's best five years' earnings (to an annual maximum of $50,000) and 1.71% of a member's best five years' earnings in excess of $50,000 annually, all multiplied by the member's years of service (to a maximum of 35 years). Earnings include base salary plus 50% of bonuses as reported in the Summary Compensation Table above. The amount of pension payable under the Pension Plan is subject to the maximum permitted under the Income Tax Act, Canada. However, it is the Corporation's practice to pay out of general corporate revenues any amount determined by the above formula that is in excess of the maximum amount payable under the Pension Plan.

The annual pension determined above is payable during the member's lifetime. A portion of the total pension equal to $576, multiplied by years of service (to a maximum of 35 years), is eligible to be indexed annually prior to July 31, 2004 starting two years after retirement based on excess returns on plan assets.

The retirement age under the Pension Plan is age 65. However, an unreduced pension is payable after attainment of age 60 with 10 years of service.

For the purposes of computing the retirement benefit of the Named Executive Officers, years of service as at December 31, 2003 were 31 for Mr. Plastino, 26 for Mr. Manchester, 23 for Mr. Finley, 5 for Mr. Boniferro, and 3 for Mr. Turcotte.

The following table illustrates the estimated total annual benefits payable upon retirement in specific pensionable earnings and years of service classifications.

			Years of Service

Pensionable
Earnings	15	20	25	30	35

$100,000	$23,000	$30,600	$38,300	$45,900	$53,600

125,000	29,400	39,200	48,900	58,700	68,500

150,000	35,800	47,700	59,600	71,500	83,500

175,000	42,200	56,300	70,300	84,400	98,400

200,000	48,600	64,800	81,000	97,200	113,400

300,000	74,300	99,000	123,800	148,500	173,300

400,000	99,900	133,200	166,500	199,800	233,100

500,000	125,600	167,400	209,300	251,100	293,000

600,000	151,200	201,600	252,000	302,400	352,800

700,000	176,900	235,800	294,800	353,700	412,700

800,000	202,500	270,000	337,500	405,000	472,500

900,000	228,200	304,200	380,300	456,300	532,400

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Employment Contracts

The Corporation entered into amended employment agreements with Messrs. Boniferro, Finley, Manchester and Plastino in June 2003. These agreements provide that, if the Corporation terminates the employment of the executive without cause, it must pay such executive an amount equal to two years’ salary on his termination. The agreements also provide for supplementary pension benefits to be secured.

On September 16, 2002, Mr. Turcotte commenced employment with the Corporation pursuant to an employment agreement. Mr. Turcotte’s annual salary was established at $467,000 less the restructuring reductions applied to employees’ wages under the Company’s Plan of Arrangement of 9% to December 1, 2002, 7.5% to June 1, 2003 and 6.5% to December 1, 2003. In addition to his salary, Mr. Turcotte receives an automobile allowance of $1,000 per month. On the commencement of his employment, Mr. Turcotte received 20,610 shares having a value of $100,000 subject to a 12-month hold period. On June 30, 2003, Mr. Turcotte received a cash bonus of $30,000. In January 2004, he received 17,400 Common Shares from Treasury with a value of $125,000 and subject to a 12-month hold period. Mr. Turcotte is to participate in the Corporation’s incentive plans for senior management. This participation is to recognize the value of certain rights that Mr. Turcotte forfeited with his former employer by accepting employment with the Corporation. In this regard, 233,477 options were granted to Mr. Turcotte in 2003. Mr. Turcotte’s pension entitlement, in addition to the regular benefits under the Company’s pension plans, includes up to two additional years of pension credit, no actuarial reduction for retirement at age 55, and security for that portion of his pension in excess of limitations imposed under the Income Tax Act. If Mr. Turcotte’s employment is terminated by the Company without cause, then he is to receive an amount equal to two years’ salary on his termination, provided that, in the event of a change of control leading to Mr. Turcotte’s termination, he is entitled to receive three years’ salary.

Corporate Governance

In 1995, the Toronto Stock Exchange (TSX) issued a series of guidelines (the “Guidelines”) respecting corporate governance and the TSX has adopted as a listing requirement the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines. The required disclosure in respect of the Board of Directors as currently constituted and the corporate governance practices of the Company are set out in matrix form in Schedule A to this Circular. In addition, the Corporation has been reviewing its approach to corporate governance in light of the recommended best practices (the “Proposals”) published in draft form for public comment by the Canadian securities regulators in January 2004. Once the proposals are adopted in final form, the Corporation will reassess its corporate governance practices and implement any changes necessary so that its commitment to high standards of corporate governance is maintained. The Corporation is in compliance with the disclosure required by the Guidelines and, in certain circumstances, the disclosure reflects the Proposals.

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Common Share Performance

On April 23, 2001, the Corporation obtained Court protection under CCAA. On January 29, 2002, Algoma’s Plan of Arrangement and Reorganization (the “Plan”) was implemented and the Corporation emerged from CCAA protection. Under the Plan, the Corporation’s then existing Common Shares had no value and were cancelled and new Common Shares were issued and distributed to Noteholders, employees and unsecured creditors. The new Common Shares began trading on the Toronto Stock Exchange on February 21, 2002.

The following graph compares the monthly total cumulative shareholder return for $100 invested in the new Common Shares from February 21, 2002 to December 31, 2003 with the cumulative total return of the S&P / TSX Composite Index for the same period. No dividends were declared on Common Shares of the Corporation during the period.

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The contents of this Management Information Circular and the sending thereof have been approved by the directors of the Corporation.

DATED this 29th day of March, 2004.

PAUL C. FINLEY
Vice President - Business Development
and Corporate Secretary

The Corporation will provide to any person (without charge to security holders of the Corporation), upon request to the Vice President - Business Development and Corporate Secretary, 105 West Street, Sault Ste. Marie, Ontario P6A 7B4, one copy of:

(i)	the latest Annual Information Form of the Corporation filed with the securities commissions or similar authorities in Canada;

(ii)	the latest Management Information Circular of the Corporation; and

(iii)	any unaudited interim financial statements sent to shareholders after the date of the Corporation's most recently completed financial year.

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SCHEDULE A
Corporate Governance

TSX Corporate	Corporation
Governance Guidelines	Status *	Comments

1. Board should explicitly assume responsibility for stewardship of the Corporation, and specifically for:

a. adoption of a strategic planning process and the approval and review, on at least an annual basis, of a strategic plan that takes into account the risks and opportunities of business	Yes	The Board supervised an extensive strategic planning process in 2002. This process was ongoing in 2003 through the Strategic Planning Committee and with direct Board involvement.

b. identification of principal risks, and implementing risk management systems	Yes
The business plan presented annually by management identifies the principal risks confronting the Corporation and sets out the strategies and systems proposed to be employed to manage the risks. After the plan has been approved by the Board, the Board monitors management's implementation of the plan, including risk management.

c. succession planning and monitoring senior management, and the CEO in particular	Yes
The Human Resources and Compensation Committee, with the assistance of the CEO, reviews and reports to the Board on organizational structure and succession planning matters on a periodic basis, including the succession planning and monitoring of the CEO.

d. communications policy	Partly	The Board is developing a Communications policy.

e. integrity of internal control and management information systems	Yes
The Board, through the Audit Committee, monitors and reviews the integrity of the Corporation’s internal control and management information systems. In this regard, the Audit Committee meets with and reviews significant reports from management and the external auditors respecting such internal controls.

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TSX Corporate	Corporation
Governance Guidelines	Status *	Comments

2. a. Majority of directors should be "unrelated" (see Note A)	Yes	The majority of the current directors are unrelated.

b. If the Corporation has a significant shareholder, the Board should include a number of directors who do not have interests in or relationships with the significant shareholder	Yes	Please see page 3 of this Management Information Circular.

3. Disclosure of the Board's analysis respecting the Board's determination as to whether individual directors are "related" or "unrelated" to the Corporation or the significant shareholder	Yes
The Board has determined that Messrs. Kallio, Nott and Turcotte are related by virtue of their employment with the Corporation, and Mr. Lawson is related by virtue of his partnership in Torys, the Corporation’s external counsel.

4. a. Appoint a committee responsible for the nomination and appointment of directors and the assessment of directors on an on-going basis	Yes	The Corporate Governance Committee is responsible.

b. Composed exclusively of non-management directors, the majority of whom are unrelated	Yes	The Corporate Governance Committee has no management directors. The majority of the members of the Corporate Governance Committee are unrelated directors.

5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors	Yes
The Corporate Governance Committee has responsibility for the process of assessing the effectiveness of the Board and its directors. An assessment of Board effectiveness by an independent consultant was completed in 2003.

6. Provide orientation and education programs for new directors	Yes
Reports and other documentation relating to the Corporation's business and affairs are provided to new directors. A Corporate Governance Manual is being completed for use by both new and current directors.

Board meetings have been held at the Corporation's main plant site to give the directors additional insight into the Corporation's business and operations.

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TSX Corporate	Corporation
Governance Guidelines	Status *	Comments

7. Consider the size and composition of the Board, with a view to improving effectiveness (including effective decision making)	Yes	The Board’s size and composition is reviewed by the Board regularly to ensure that it facilitates effective decision making.

8. Review compensation of directors and senior management in light of risks and responsibilities	Yes	The Human Resources and Compensation Committee reviews and recommends to the Board for approval the remuneration of directors and senior management on an annual basis.

9. a. Committees should generally be composed of non-management directors	Yes
The Board’s only management director is the President and CEO. The CEO does not sit on any Board committees, although he is invited to attend committee meetings as an observer and to facilitate communication between Board and management.

b. Majority of committee members should be unrelated	Yes

10. Responsibility for approach to corporate governance issues	Yes	The Corporate Governance Committee is responsible.

11. Define limits to management's responsibilities and corporate objectives for the CEO	Yes
The Board and the CEO have defined their areas of responsibility through such mechanisms as the CEO's employment contract, the definition of spending requiring Board approval, and the mandates of Board Committees. The Board and the CEO review the CEO's responsibility for the achievement of corporate objectives.

12. Establish structures and procedures to enable the Board to function independently of management	Yes
The Chairman of the Board is not a member of management and is charged with ensuring that the Board can function independently of management. The Chairman oversees the Board in carrying out its responsibilities effectively. The Board meets regularly without management present.

13. a. Establish an Audit Committee with a specifically defined mandate	Yes	The Audit Committee's roles and responsibilities include:
-	direct communication with the external auditors and the Corporation's financial personnel;
-	oversight of management's responsibility on internal controls;
-	ensuring that management has designated and implemented an effective system of internal control;

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TSX Corporate	Corporation
Governance Guidelines	Status *	Comments

-	reviewing and recommending for Board approval quarterly and annual financial statements and other financial documents.

b. All members should be non-management directors	Yes

c. All members should be financially literate and at least one member should have accounting or related financial expertise (See Note B)	Yes	All members are financially literate and Patrick Lavelle and Charles Masson have accounting or related financial expertise.

14. Implement a system to enable individual directors to engage outside advisers, at the Corporation's expense	Yes	Individual directors can engage outside advisers with the authorization of the Chairman of the Board.

* "Yes" indicates that the Corporation is generally aligned with the understood intent of the Guideline.

"Partly" indicates that the Corporation is partially aligned with the understood intent of the Guideline.

"No" indicates that the Corporation is not generally aligned with the understood intent of the Guideline.

NOTE A:	An "unrelated director" is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. A “related director” is a director who is not an unrelated director.

NOTE B:	“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

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